

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2010

David Guest
Chief Executive Officer
Berry Only Inc.
722B Kingston Road
Toronto, Ontario
M4E 1R7 Canada

> **Re:** **Berry Only Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 23, 2010**
> **File No. 333-168897**

Dear Mr. Guest:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. We note your response to comment two in our letter dated September 10, 2010. In view of the facts and circumstances surrounding your offering as we understand them and the fact that you are registering for resale 49.6% of your outstanding shares, it appears that the transaction might not be a secondary offering eligible to be made on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) and instead may be a primary offering. Please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). Please provide a detailed response. To assist you in preparing your response, you may wish to refer to Question 612.09 of the Division's Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

2. As revised, your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no manufactured products, and no employees (other than your president). These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended. Please provide us with your analysis as to why you believe Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please note that the offer must contain the terms set forth in Rule 419(e)(2).

3. We have reviewed your response to comment 26 in our letter dated September 10, 2010. It appears that you have only identified your statement of operations and statement of cash flows as those of a development stage enterprise. As previously requested, please also identify your balance sheet, statement of stockholders' equity (deficit) and notes to the financial statements as those of a development stage enterprise.   Refer to FASB ASC 915-205-45-4.

4. We have reviewed your response to comment 27 in our letter dated September 10, 2010. As we previously requested, please revise your presentations of net income (loss) per share throughout the filing to round only to the nearest cent. For example, you continue to present a loss per share of $0.002 for the year ended June 30, 2010 on page 35.

Selling Shareholders, page 9

5. We note your response to comment nine in our letter dated September 10, 2010, particularly your statement that "each Selling Shareholder represented in writing to the Company that the Shares would be purchased solely for the account of the shareholder and not with a view to, or for resale in connection with, any distribution in any jurisdiction where such sale or distribution would be precluded." On the basis of this statement, in your response you conclude that "each Selling Shareholder purchased the Shares to be resold in the ordinary course of business, and did not have any agreements or understandings, directly nor indirectly, with any person to distribute the securities after purchase." The prior statement does not appear to us to support this conclusion. Specifically, in our view the last clause of the statement ("in any jurisdiction where such sale or distribution would be precluded") renders the statement vague. As previously requested, please tell us whether the selling shareholders purchased the securities to be resold in the ordinary course of business and, at the time of purchase, please tell us whether the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

6. We note on page 10 that none of your selling shareholders has had a material relationship with you other than as a shareholder at any time within the past three years. Please confirm whether any of the selling shareholders has had a material relationship with any of your affiliates during the past three years. If such relationships existed, please disclose them. See Item 507 of Regulation S-K.

Advertising, page 20

7. We note your response to comment 20 in our letter dated September 10, 2010. Please describe in more detail how you plan to implement your search engine optimization strategy.

Note 2 – Summary of Significant Accounting Policies, page 33

Recent Accounting Pronouncements, page 35

8. We have reviewed your response to comment 29 in our letter dated September 10, 2010. It appears that you still disclose that you do not anticipate the adoption of "ACS 165" will have an impact on your consolidated results of operations or financial position. Since this pronouncement is already effective for you, please revise your disclosure to clearly state that you adopted FASB ASC 855 and it did not have an impact on your financial position, results of operations or cash flows, if true.

Plan of Operations, page 38

Phase I – Initial Launch (cont'd), page 38

9. We note your response to comment 33 in our letter dated September 10, 2010. In the fourth bullet point, please explain what you mean by "list development."

Liquidity and Capital Resources, page 40

10. We have reviewed your response to comment 36 in our letter dated September 10, 2010. You disclose on page 40 that you used cash in operating activities in the amount of $863 during the three month period ended June 30, 2010. Based on your statement of cash flows, it appears that you actually used cash in operating activities in the amount of $211 during the three month period ended June 30, 2010. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 41

11. We note your response to comment 37 in our letter dated September 10, 2010; however, we reissue the comment. For Mr. Guest, please specifically discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for you in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about his particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Recent Sales of Unregistered Securities, page 47

12. We note your response to comment 39 in our letter dated September 10, 2010; however, we reissue the comment in part. Please disclose the section of Rule 903 you relied upon since Section (C)(3) does not appear in Rule 903.

You may contact Jeff Gordon at (202) 551-3866 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Karen A. Batcher, Esq.
        Synergen Law Group, APC
        819 Anchorage Place, Suite 28
        Chula Vista, CA 91914